Exhibit 8.1

Name of Entity

The following is a list of this Company’s subsidiaries that currently conduct significant operations. As of June 30, 2025, active subsidiaries that conducted operations were: Nissin Precision Metal Manufacturing Limited; Kayser Limited; Golden Bright Plastic Manufacturing Company Limited; Kayser Myanmar Manufacturing Company Ltd.; Nissin Metal and Plastic (Shenzhen) Company Limited; and Nissin Mechatronic Limited.

All of the foregoing entities are wholly-owned by Highway Holdings Limited, except Kayser Myanmar Manufacturing Company Ltd. (the Company owns 84% of this entity). All subsidiaries, with the exception of Nissin Metal and Plastic (Shenzhen) Company Limited (organized in China) and Kayser Myanmar Manufacturing Company Ltd. (organized in Myanmar) are incorporated in Hong Kong.